UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
              (Amendment No.   16  )*

              Digital Link Corporation
                 (Name of Issuer)

Common Stock
(Title of Class of Securities)

253856108
                  (CUSIP Number)

Kathleen S. Tillotson, Esq., Kopp Investment Advisors, 7701 France
                Ave. So., Suite 500
Edina, MN 55435 (612) 841-0400
(Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications)

12/4/98
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d- 1(b)(3) or (4), check the following box [      ].

Check the following box if a fee is being paid with the statement [      ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.))

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                   SCHEDULE 13D

CUSIP No.           253856108                Page 1 of 4

     l) Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person

               Kopp Investment Advisors, Inc.
               I.D. No. 41-1663810

     2) Check the appropriate box if a Member of a Group

         (a)

         (b)   X

     3) SEC Use Only

     4) Source of Funds

                OO: Client Funds; WC

     5) Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)     [     ]

     6) Citizenship or Place of Organization

               Minnesota

     Number of shares         7) Sole Voting Power:        614,000
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

                         9) Sole Dispositive Power:    350,000

                         10) Shared Dispositive Power:
                                   1,126,525

     11) Aggregate Amount Beneficially Owned by Each Reporting
           Person
                    1,476,525

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*        [    ]

     13)  Percent of Class Represented by Amount in Row (11)

                    16.5%

     14)  Type of Reporting Person IA

                   SCHEDULE 13D

CUSIP No       253856108                Page 2 of 4

     l) Name of Reporting Person
        S.S. or I.R.S. Identification No. of Person

               Kopp Holding Company
               I.D. No. 41-1875362

     2) Check the appropriate box if a Member of a Group

         (a)

         (b)   X

     3) SEC Use Only

     4) Source of Funds

               Not applicable - indirect beneficial ownership

     5) Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)     [   ]

     6) Citizenship or Place of Organization

               Minnesota

     Number of shares         7) Sole Voting Power:    0
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

                         9) Sole Dispositive Power:    0

                              10) Shared Dispositive Power:  0

     11) Aggregate Amount Beneficially Owned by Each Reporting
           Person

                    1,476,525

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*      [  ]

     13)  Percent of Class Represented by Amount in Row (11)

                    16.5%

     14)  Type of Reporting Person HC

                   SCHEDULE 13D

CUSIP No.      253856108                Page 3 of 4

     l) Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person

               LeRoy C. Kopp

     2) Check the appropriate box if a Member of a Group

         (a)

         (b)   X

     3) SEC Use Only

     4) Source of Funds

               PF, OO

     5) Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)    [  ]

     6) Citizenship or Place of Organization

               United States

     Number of shares         7) Sole Voting Power:    136,000
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

                         9) Sole Dispositive Power:    136,000

                         10) Shared Dispositive Power:  0

     11) Aggregate Amount Beneficially Owned by Each Reporting
           Person

                    1,612,525

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*         [       ]

     13)  Percent of Class Represented by Amount in Row (11)

                    18%

     14)  Type of Reporting Person IN


Item 1.  Security and Issuer

     This statement relates to the common stock, no par value ("Common Stock"), of Digital Link Corporation, a California corporation ("Company"), whose principal executive offices are located at 217 Humboldt Court, Sunnyvale, CA 94089. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 8,973,672 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 11, 1998, as reported by the Company in a filing with the Securities and Exchange Commission on November 16, 1998. Unless otherwise indicated, the holdings reported herein are as of the close of business on December 4, 1998.

Item 2.  Identity and Background

     (a) This statement is filed by Kopp Investment Advisors, Inc.
("KIA"), with respect to shares of Common Stock beneficially owned directly by it and held in discretionary accounts managed by KIA; Kopp Holding
Company ("KHC"), solely as the parent corporation of KIA and indirect beneficial owner of the shares beneficially owned by KIA; and LeRoy C.
Kopp individually with respect to shares of Common Stock beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are hereinafter sometimes referred to as "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, MN 55435.

     ( c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including Kopp Funds, Inc. ("KFI"), a registered investment company. Kopp Emerging Growth Fund is the sole series outstanding of KFI. KHC is a holding company engaged, through subsidiaries, in the investment industry. The principal occupation of Mr. Kopp is serving as the president of KHC and KIA.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) KIA, KHC, and KFI are Minnesota corporations. Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at December 4, 1998, was $25,534,793.22. The shares beneficially owned by KIA were purchased with the investment capital of KIA or the investment capital of the owners of the discretionary accounts, including KFI and its shareholders. The shares beneficially owned directly by Mr. Kopp were purchased with his investment capital or the funds of an employee benefit plan or 501(c)(3) corporation. See Item 5 below.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective of long term capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

     Each Reporting Person that owns shares of Common Stock assesses the Company's business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company's shares in particular. Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Common Stock, alternative investment opportunities, and general economic, financial market, and industry conditions.

     The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this statement were made for the purpose of each such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) Through its own investment account, KIA is the direct owner of 50,000 shares, or approximately .6%, of the Common Stock. By virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 1,426,525 shares, or 15.9%, of the Common Stock. KIA has sole voting power over its investment account and, by express agreement, over a portion of the shares managed for clients, including KFI. Under its standard investment agreement, KIA does not vote its clients' shares. By virtue of the relationships described in Item 2 of this statement, KHC and Mr. Kopp have indirect beneficial ownership of the shares beneficially owned by KIA.

     Mr. Kopp's direct beneficial ownership comprises Common Stock held in the Kopp Holding Company Profit Sharing Plan ("Plan"), for which he serves as sole trustee; held in the Kopp Family Foundation ("KFF"), for which he serves as a director; held in the LeRoy C. Kopp Individual Retirement Account ("IRA"); and held directly by him. The Plan is the direct owner of 6,000 shares, or less than .1%, of the Common Stock. The KFF is the direct owner of 40,000 shares, or approximately .4%, of the Common
Stock. The IRA is the direct owner of 60,000 shares, or approximately .6%, of the Common Stock. Mr. Kopp owns directly 30,000 shares, or approximately .3%, of the Common Stock. In the aggregate, including the shares beneficially owned by KIA, Mr. Kopp may be deemed beneficially to own a total of 1,612,525 shares, or 18%, of the Common Stock.

     (b) KIA has sole power to vote 614,000 shares of the Common Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its clients the power to dispose of the Common Stock owned by them. KIA has sole power to dispose of 350,000 shares, which comprise its investment account and the KFI shares. In effect Mr. Kopp has sole power to dispose of and to vote the Common Stock beneficially owned directly by him.

     ( c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within the past
60 days are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

     (d) With the exception of the clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 1 - A written agreement relating to the filing of this statement pursuant to Rule 13d-1(f).
                    Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


Dated:               12/8/98

KOPP INVESTMENT ADVISORS, INC.

BY:

TITLE:      Secretary/Treasurer

KOPP HOLDING COMPANY

BY:

TITLE:       Secretary/Treasurer

LEROY C. KOPP



KOPP FUNDS, INC.

BY:

TITLE:            President

                     Exhibit 1

              JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement
this    8th          day of    December 1998     .


KOPP INVESTMENT ADVISORS, INC.

BY:

TITLE:            President

KOPP HOLDING COMPANY

BY:

TITLE:            President

LEROY C. KOPP



KOPP FUNDS, INC.

BY:

TITLE:            President

                    Schedule A

List of Directors, Executive Officers, and Control Persons


LeRoy C. Kopp, individually, and as sole director and president of Kopp Investment Advisors, Inc. and Kopp Holding Company

Donald B. Cornelius as chief financial officer of KIA and KHC

Kopp Investment Advisors - Schedule B
Daily Trade Report
"October 6, 1998 thru December 4, 1998"

Trade	Reporting
Date	Person	Activity	Quantity	Symbol	Price

12-04-98	KIA	SELL	6000	dlnk	5.50
12-04-98	CTRL	SELL	2500	dlnk	5.50
12-04-98	CTRL	SELL	2500	dlnk	5.50
12-04-98	KIA	SELL	1000	dlnk	5.50
12-04-98	KIA	SELL	2000	dlnk	5.50
12-03-98	KIA	SELL	7000	dlnk	5.25
12-03-98	KIA	SELL	800	dlnk	5.12
12-03-98	KIA	SELL	1500	dlnk	5.31
12-03-98	KIA	SELL	400	dlnk	5.25
12-03-98	KIA	SELL	5000	dlnk	5.13
12-03-98	KIA	SELL	10000	dlnk	5.25
12-02-98	KIA	SELL	1500	dlnk	5.12
12-02-98	KIA	BUY	1500	dlnk	5.13
12-02-98	KIA	SELL	1500	dlnk	5.00
12-01-98	KIA	SELL	500	dlnk	5.25
11-27-98	KIA	SELL	1200	dlnk	4.50
11-27-98	KIA	SELL	1000	dlnk	4.50
11-25-98	KIA	SELL	1500	dlnk	4.12
11-24-98	KIA	SELL	600	dlnk	4.05
11-24-98	KIA	SELL	1000	dlnk	4.06
11-24-98	KIA	SELL	3000	dlnk	4.06
11-24-98	KIA	SELL	1500	dlnk	4.06
11-24-98	KIA	SELL	1000	dlnk	4.06
11-24-98	KIA	SELL	2000	dlnk	4.06
11-23-98	KIA	SELL	1000	dlnk	4.00
11-23-98	KIA	SELL	2500	dlnk	4.06
11-23-98	KIA	SELL	2500	dlnk	4.00
11-23-98	KIA	SELL	2000	dlnk	4.21
11-23-98	KIA	SELL	1000	dlnk	4.06
11-23-98	KIA	SELL	2000	dlnk	4.00
11-23-98	KIA	SELL	1200	dlnk	4.00
11-23-98	KIA	SELL	1000	dlnk	4.06
11-23-98	KIA	SELL	800	dlnk	4.00
11-20-98	KIA	SELL	5000	dlnk	3.86
11-20-98	KIA	SELL	1500	dlnk	4.25
11-20-98	KIA	SELL	3000	dlnk	4.25
11-20-98	KIA	SELL	1500	dlnk	4.21
11-20-98	KIA	SELL	2500	dlnk	4.25
11-20-98	KIA	SELL	2500	dlnk	4.03
11-20-98	KIA	SELL	1200	dlnk	4.03
11-20-98	KIA	SELL	700	dlnk	4.19
11-19-98	KIA	SELL	1700	dlnk	4.25
11-19-98	KIA	SELL	2000	dlnk	4.25
11-19-98	KIA	SELL	1200	dlnk	4.25
11-19-98	KIA	SELL	1000	dlnk	4.25
11-19-98	KIA	SELL	2000	dlnk	4.25
11-19-98	KIA	SELL	2000	dlnk	4.25
11-18-98	KIA	SELL	2500	dlnk	4.37
11-18-98	KIA	SELL	1000	dlnk	4.38
11-18-98	KIA	SELL	600	dlnk	4.38
11-18-98	KIA	SELL	3000	dlnk	4.38
11-18-98	KIA	SELL	1000	dlnk	4.38
11-17-98	KIA	SELL	500	dlnk	4.75
11-17-98	KIA	SELL	3500	dlnk	4.46
11-17-98	KIA	SELL	1500	dlnk	4.67
11-17-98	KIA	SELL	600	dlnk	4.59
11-17-98	KIA	SELL	3000	dlnk	4.63
11-17-98	KIA	SELL	8000	dlnk	4.46
11-17-98	KIA	SELL	800	dlnk	4.75
11-17-98	KIA	SELL	1000	dlnk	4.74
11-17-98	KIA	SELL	2500	dlnk	4.75
11-17-98	KIA	SELL	1000	dlnk	4.56
11-17-98	KIA	SELL	750	dlnk	4.56
11-17-98	KIA	SELL	1500	dlnk	4.59
11-17-98	KIA	SELL	800	dlnk	4.59
11-17-98	KIA	SELL	2000	dlnk	4.75
11-17-98	KIA	SELL	1000	dlnk	4.75
11-16-98	KIA	SELL	2500	dlnk	4.44
11-16-98	KIA	SELL	800	dlnk	4.37
11-16-98	KIA	SELL	2000	dlnk	4.41
11-16-98	KIA	SELL	5000	dlnk	4.44
11-16-98	KIA	SELL	5000	dlnk	4.38
11-16-98	KIA	SELL	1500	dlnk	4.41
11-13-98	KIA	SELL	1500	dlnk	4.50
11-13-98	KIA	SELL	1000	dlnk	4.62
11-13-98	KIA	SELL	1000	dlnk	4.50
11-13-98	KIA	SELL	2000	dlnk	4.50
11-13-98	KIA	SELL	2500	dlnk	4.50
11-13-98	KIA	SELL	7000	dlnk	4.50
11-13-98	KIA	SELL	20000	dlnk	4.50
11-13-98	KIA	SELL	20000	dlnk	4.50
11-13-98	KIA	SELL	20000	dlnk	4.50
11-13-98	KIA	SELL	3000	dlnk	4.50
11-13-98	KIA	SELL	1500	dlnk	4.50
11-13-98	KIA	SELL	1500	dlnk	4.50
11-13-98	KIA	SELL	1200	dlnk	4.56
11-12-98	KIA	SELL	6000	dlnk	4.25
11-12-98	KIA	SELL	3000	dlnk	4.25
11-12-98	KIA	SELL	500	dlnk	4.24
11-12-98	KIA	SELL	750	dlnk	4.25
11-12-98	CTRL	SELL	171000	dlnk	4.21
11-12-98	KIA	SELL	1000	dlnk	4.37
11-12-98	KIA	SELL	2500	dlnk	4.25
11-12-98	KIA	SELL	3000	dlnk	4.25
11-12-98	KIA	SELL	2000	dlnk	4.25
11-11-98	KIA	SELL	1200	dlnk	4.38
11-11-98	KIA	SELL	10000	dlnk	4.38
11-11-98	KIA	SELL	500	dlnk	4.38
11-11-98	KIA	SELL	1200	dlnk	4.38
11-11-98	KIA	SELL	2000	dlnk	4.38
11-11-98	KIA	SELL	800	dlnk	4.38
11-11-98	KIA	SELL	1000	dlnk	4.31
11-11-98	KIA	SELL	3500	dlnk	4.31
11-11-98	KIA	SELL	1500	dlnk	4.31
11-11-98	KIA	SELL	1500	dlnk	4.38
11-10-98	KIA	SELL	2000	dlnk	4.31
11-10-98	KIA	SELL	2000	dlnk	4.25
11-10-98	KIA	SELL	3500	dlnk	4.38
11-10-98	KIA	SELL	2000	dlnk	4.38
11-10-98	KIA	SELL	2000	dlnk	4.38
11-10-98	KIA	SELL	3018	dlnk	4.38
11-10-98	KIA	SELL	1982	dlnk	4.38
11-09-98	KIA	SELL	1600	dlnk	4.25
11-09-98	KIA	SELL	1500	dlnk	4.25
11-09-98	KIA	SELL	1000	dlnk	4.25
11-09-98	KIA	SELL	1500	dlnk	4.25
11-09-98	KIA	SELL	700	dlnk	4.24
11-09-98	KIA	SELL	3000	dlnk	4.38
11-09-98	KIA	SELL	750	dlnk	4.38
11-06-98	KIA	SELL	1400	dlnk	4.38
11-06-98	KIA	SELL	1000	dlnk	4.38
11-06-98	KIA	SELL	500	dlnk	4.38
11-06-98	KIA	SELL	3000	dlnk	4.38
11-06-98	KIA	SELL	1500	dlnk	4.44
11-06-98	KIA	SELL	2000	dlnk	4.38
11-06-98	KIA	SELL	1000	dlnk	4.38
11-06-98	KIA	SELL	115000	dlnk	4.31
11-06-98	KIA	SELL	1000	dlnk	4.37
11-06-98	KIA	SELL	1000	dlnk	4.38
11-06-98	KIA	SELL	2500	dlnk	4.38
11-06-98	KIA	SELL	3500	dlnk	4.38
11-06-98	KIA	SELL	5000	dlnk	4.31
11-06-98	KIA	SELL	3500	dlnk	4.37
11-06-98	KIA	SELL	2500	dlnk	4.38
11-06-98	KIA	SELL	1500	dlnk	4.38
11-06-98	KIA	SELL	600	dlnk	4.37
11-06-98	KIA	SELL	1500	dlnk	4.31
11-06-98	KIA	SELL	1000	dlnk	4.44
11-05-98	KIA	SELL	2000	dlnk	4.06
11-05-98	KIA	SELL	2000	dlnk	4.31
11-05-98	KIA	SELL	800	dlnk	4.25
11-04-98	KIA	SELL	2000	dlnk	4.00
11-03-98	KIA	SELL	2500	dlnk	3.88
11-03-98	KIA	SELL	1500	dlnk	3.88
11-02-98	KIA	SELL	5000	dlnk	3.88
11-02-98	KIA	SELL	300	dlnk	3.88
10-30-98	KIA	SELL	400	dlnk	3.88
10-30-98	KIA	SELL	1500	dlnk	3.75
10-28-98	KIA	SELL	600	dlnk	4.00
10-28-98	KIA	SELL	1500	dlnk	4.00
10-28-98	KIA	SELL	2000	dlnk	4.00
10-28-98	KIA	SELL	1000	dlnk	4.00
10-28-98	KIA	BUY	5000	dlnk	4.06
10-28-98	KIA	SELL	1200	dlnk	4.00
10-28-98	KIA	SELL	4000	dlnk	4.03
10-28-98	KIA	SELL	600	dlnk	4.00
10-27-98	KIA	SELL	1200	dlnk	4.00
10-27-98	KIA	BUY	10000	dlnk	4.25
10-27-98	KIA	SELL	800	dlnk	3.99
10-27-98	KIA	SELL	1161	dlnk	4.13
10-27-98	KIA	SELL	800	dlnk	4.00
10-27-98	KIA	SELL	800	dlnk	4.13
10-27-98	KIA	SELL	1000	dlnk	4.13
10-27-98	KIA	SELL	3000	dlnk	4.13
10-26-98	KIA	SELL	1200	dlnk	4.00
10-26-98	KIA	SELL	2000	dlnk	4.00
10-26-98	KIA	SELL	2500	dlnk	4.00
10-26-98	KIA	SELL	2000	dlnk	4.00
10-23-98	KIA	SELL	2000	dlnk	4.00
10-23-98	KIA	SELL	500	dlnk	3.94
10-23-98	KIA	SELL	400	dlnk	3.94
10-23-98	KIA	SELL	1000	dlnk	4.00
10-23-98	KIA	SELL	600	dlnk	4.00
10-23-98	KIA	SELL	2000	dlnk	4.00
10-23-98	KIA	SELL	1000	dlnk	3.94
10-23-98	KIA	SELL	2500	dlnk	4.00
10-23-98	KIA	SELL	700	dlnk	4.00
10-23-98	KIA	SELL	1000	dlnk	4.00
10-23-98	KIA	SELL	1000	dlnk	4.00
10-23-98	KIA	SELL	1000	dlnk	3.94
10-22-98	KIA	SELL	5000	dlnk	3.69
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	1500	dlnk	3.50
10-22-98	KIA	SELL	4000	dlnk	3.50
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	1500	dlnk	3.50
10-22-98	KIA	SELL	400	dlnk	3.78
10-22-98	KIA	SELL	2000	dlnk	3.75
10-22-98	KIA	SELL	3000	dlnk	3.50
10-22-98	KIA	SELL	700	dlnk	3.50
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	700	dlnk	3.50
10-22-98	KIA	SELL	1200	dlnk	3.50
10-22-98	KIA	SELL	700	dlnk	3.75
10-22-98	KIA	SELL	800	dlnk	3.50
10-22-98	KIA	SELL	2500	dlnk	3.50
10-22-98	KIA	SELL	1000	dlnk	3.50
10-22-98	KIA	SELL	1000	dlnk	3.50
10-22-98	KIA	SELL	700	dlnk	3.50
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	1500	dlnk	3.50
10-22-98	KIA	SELL	2500	dlnk	3.50
10-22-98	KIA	SELL	600	dlnk	3.50
10-22-98	KIA	SELL	1200	dlnk	3.50
10-22-98	KIA	SELL	5000	dlnk	3.63
10-22-98	KIA	SELL	1200	dlnk	3.50
10-22-98	KIA	SELL	2500	dlnk	3.50
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	1000	dlnk	3.50
10-22-98	KIA	SELL	30000	dlnk	3.50
10-22-98	KIA	SELL	2500	dlnk	3.50
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	7500	dlnk	3.50
10-22-98	KIA	SELL	1000	dlnk	3.50
10-22-98	KIA	SELL	500	dlnk	3.75
10-22-98	KIA	SELL	800	dlnk	3.75
10-22-98	KIA	SELL	800	dlnk	3.49
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	1500	dlnk	3.50
10-22-98	KIA	SELL	1000	dlnk	3.50
10-22-98	KIA	SELL	1800	dlnk	3.50
10-22-98	KIA	SELL	1500	dlnk	3.50
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	2000	dlnk	3.50
10-22-98	KIA	SELL	1200	dlnk	3.50
10-21-98	KIA	SELL	1200	dlnk	3.44
10-21-98	KIA	SELL	700	dlnk	3.49
10-21-98	KIA	SELL	1000	dlnk	3.44
10-21-98	KIA	SELL	4000	dlnk	3.50
10-21-98	KIA	SELL	2500	dlnk	3.50
10-21-98	KIA	SELL	500	dlnk	3.50
10-21-98	KIA	SELL	1000	dlnk	3.45
10-21-98	KIA	SELL	1500	dlnk	3.50
10-21-98	KIA	SELL	700	dlnk	3.50
10-21-98	KIA	SELL	3500	dlnk	3.45
10-21-98	KIA	SELL	1500	dlnk	3.44
10-21-98	KIA	SELL	3500	dlnk	3.45
10-20-98	KIA	SELL	2000	dlnk	3.50
10-20-98	KIA	SELL	3000	dlnk	3.50
10-20-98	KIA	SELL	800	dlnk	3.50
10-20-98	KIA	SELL	1500	dlnk	3.38
10-20-98	KIA	SELL	1000	dlnk	3.38
10-20-98	KIA	SELL	1200	dlnk	3.50
10-20-98	KIA	SELL	2500	dlnk	3.38
10-20-98	KIA	SELL	3000	dlnk	3.50
10-19-98	KIA	SELL	3000	dlnk	3.25
10-19-98	KIA	SELL	1000	dlnk	3.12
10-19-98	KIA	SELL	700	dlnk	3.12
10-19-98	KIA	SELL	2000	dlnk	3.13
10-19-98	KIA	SELL	500	dlnk	3.13
10-19-98	KIA	SELL	700	dlnk	3.13
10-19-98	KIA	SELL	700	dlnk	3.13
10-19-98	KIA	SELL	975	dlnk	3.06
10-19-98	KIA	SELL	1200	dlnk	3.19
10-19-98	KIA	SELL	400	dlnk	3.19
10-16-98	KIA	SELL	500	dlnk	3.38
10-16-98	KIA	SELL	6000	dlnk	3.25
10-16-98	KIA	SELL	1200	dlnk	3.25
10-16-98	KIA	SELL	10000	dlnk	3.27
10-16-98	KIA	SELL	600	dlnk	3.12
10-16-98	KIA	SELL	2000	dlnk	3.25
10-16-98	KIA	SELL	2000	dlnk	3.13
10-16-98	KIA	SELL	3000	dlnk	3.19
10-16-98	KIA	SELL	1500	dlnk	3.50
10-16-98	KIA	SELL	1000	dlnk	3.12
10-16-98	KIA	SELL	1000	dlnk	3.25
10-15-98	KIA	SELL	1000	dlnk	3.09
10-15-98	KIA	SELL	1000	dlnk	3.12
10-15-98	KIA	SELL	1500	dlnk	3.47
10-15-98	KIA	SELL	2000	dlnk	3.09
10-15-98	KIA	SELL	2000	dlnk	3.13
10-15-98	KIA	SELL	3500	dlnk	3.50
10-15-98	KIA	SELL	1250	dlnk	3.09
10-15-98	KIA	SELL	1000	dlnk	3.06
10-15-98	KIA	SELL	1200	dlnk	3.06
10-15-98	KIA	SELL	800	dlnk	3.06
10-15-98	KIA	SELL	2500	dlnk	3.28
10-15-98	KIA	SELL	2000	dlnk	3.47
10-14-98	KIA	SELL	1200	dlnk	3.37
10-14-98	KIA	SELL	1500	dlnk	3.44
10-14-98	KIA	SELL	1000	dlnk	3.38
10-14-98	KIA	SELL	2000	dlnk	3.50
10-14-98	KIA	SELL	1500	dlnk	3.50
10-14-98	KIA	SELL	1000	dlnk	3.38
10-14-98	KIA	SELL	1500	dlnk	3.50
10-14-98	KIA	SELL	2000	dlnk	3.37
10-14-98	KIA	SELL	1000	dlnk	3.37
10-13-98	KIA	SELL	1500	dlnk	3.44
10-13-98	KIA	SELL	1500	dlnk	3.38
10-13-98	KIA	SELL	2500	dlnk	3.44
10-13-98	KIA	SELL	2000	dlnk	3.63
10-13-98	KIA	SELL	2500	dlnk	3.44
10-13-98	KIA	SELL	2000	dlnk	3.38
10-12-98	KIA	SELL	2000	dlnk	3.50
10-12-98	KIA	SELL	200	dlnk	3.50
10-12-98	KIA	SELL	1800	dlnk	3.44
10-12-98	KIA	SELL	3500	dlnk	3.52
10-12-98	KIA	SELL	1000	dlnk	3.50
10-09-98	KIA	SELL	400	dlnk	3.50
10-09-98	KIA	SELL	1200	dlnk	3.50
10-09-98	KIA	SELL	2000	dlnk	3.53
10-09-98	KIA	SELL	700	dlnk	3.50
10-09-98	KIA	SELL	1000	dlnk	3.50
10-08-98	KIA	SELL	4000	dlnk	3.56
10-07-98	KIA	SELL	25000	dlnk	3.38
10-07-98	KIA	SELL	2500	dlnk	3.56
10-07-98	KIA	SELL	1000	dlnk	3.44
10-07-98	KIA	SELL	1000	dlnk	3.56
10-07-98	KIA	SELL	2000	dlnk	3.50
10-07-98	KIA	SELL	3000	dlnk	3.37
10-06-98	KIA	SELL	7000	dlnk	3.50
10-06-98	KIA	SELL	3000	dlnk	3.31
10-06-98	KIA	SELL	3000	dlnk	4.00
10-06-98	KIA	SELL	2000	dlnk	4.00